UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 001-33616

E-HOUSE (CHINA) HOLDINGS LIMITED

Qiushi Building, 11/F

No.383 Guangyan Road, Zhabei District

Shanghai 200072

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

E-House (China) Holdings Limited

	By:	/s/ Bin Laurence
	Name:	Bin Laurence
	Title:	Chief Financial Officer

Date: December 4, 2014

Exhibit Index

Exhibit 99.1 —	Press release

Exhibit 99.2 —

Information Statement Dated December 4, 2014 that is being distributed to the Shareholders of E-House (China) Holdings Limited (the “Company”) in connection with the Company’s Partial Spin-off of its Majority-owned Subsidiary Leju Holdings Limited